Exhibit 23.1

Registered with the Public Company
Accounting Oversight Board

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Socket Mobile, Inc.

As independent registered public accountants, we hereby consent to the incorporation by reference in this Registration Statement on Form S-3 and related Prospectus for the registration of up to $10,000,000 in shares of common stock, preferred stock, debt securities, depository shares, warrants, subscription rights, purchase contracts or units of our report dated March 23, 2021 with respect to the financial statements of Socket Mobile, Inc. included in its Form 10-K for the years ended December 31, 2020 and 2019, filed with the Securities and Exchange Commission. We also consent to the reference of our firm under the caption “Experts” in the Registration Statement.

/s/ Sadler, Gibb & Associates, LLC

Draper, UT
April 12, 2021